Exhibit 99.1
Financial Results as of and for the Years ended December 31, 2005 and 2006
* Please refer to Item 3 of Exhibit 99.3 included in this submission on Form 6-K for the 2005/2006 financial results.
REVIEW OF FINANCIAL RESULTS
Revenues and Cost of Revenues
Revenues for 2006 was KRW 34,687 million (US$37,398 thousand), representing a 29.6% decrease from KRW 49,259 million (US$52,967 thousand) for 2005.
Royalties and licensing fees revenues for 2006 were KRW 26,482 million (US$28,475 thousand), representing a 31.4% decrease from KRW 38,613 million (US$41,519 thousand) for 2005. This decline was primarily attributed to decreased revenues from Ragnarok OnlineTM which faced intense competition in the global online gaming markets. To minimize and reverse declining revenues, the Company introduced a micro-transaction system, an online game sales model, in Japan in March 2006. As a result of this new system, revenues recovered during the second half of 2006 and the Japanese royalty revenue in 2006 increased 5.5% over 2005. Based on its success in Japan, the Company has adopted this micro-transaction system in other countries from late 2006 to early 2007 and the Company has been implementing its remedial plan to turnaround declining revenues. The strengthening of the Korean Won by 7-12% against the Japanese Yen and US Dollar from 2005 to 2006 also contributed to decreased royalty revenues.
Subscription revenues decreased 17.6% to KRW 5,643 million (US$6,068 thousand) for 2006 from KRW 6,851 million (US$7,367 thousand) for 2005. The decrease resulted mainly from the decrease in revenue from Ragnarok OnlineTM.
Cost of revenues was KRW 11,978 million (US$12,879 thousand) for 2006, representing a 15.6% decrease from KRW 14,197 million (US$15,265 thousand) for 2005. The decline in Gravity’s cost of revenues is attributed to reduced variable costs, such as commissions paid.
As a result of the foregoing factors, gross profit for 2006 was KRW 22,710 million (US$24,418 thousand), representing a 35.3% decrease from KRW 35,063 million (US$37,701 thousand) for 2005. Gross profit ratio declined from 71.2% in 2005 to 65.6% in 2006.
Selling, General & Administrative Expenses (“SG&A”)
Since the Company listed on NASDAQ in February 2005, expenses have tended to increase. However, the Company reduced by 11.7% the total SG&A to KRW 32,622 million (US$35,078 thousand) for 2006 compared with KRW 36,944 million (US$39,725 thousand) for 2005.
This reduction in SG&A was attributed primarily to lower commissions and advertising expenses. The higher commissions in 2005 was due to expenses related to the restatement of the financial statements for 2002, 2003 and 2004 and the commissions paid to YNK Korea, the Company’s previous online game service provider in Korea, whose contract expired on July 31, 2005 and was not renewed for 2006. The Company reduced its advertising expenses in 2006 as a part of its efforts to minimize its expense items.

As a result of the foregoing factors, the Company’s operating loss for 2006 was KRW 9,913 million (US$10,659 thousand).
Non-operating Income and Non-operating Expenses
Non-operating income for 2006 consists primarily of (i) the payments from Gravity’s former Chairman Jung Ryool Kim to Gravity for his embezzlement of the Company’s revenues; (ii) proceeds from the sale of Gravity’s building in May 2006 and (iii) interest income. Meanwhile, the major non-operating expenses are losses on equity method investments and losses on disposal of tangible and intangible assets. The balance between non-operating income and non-operating expenses for 2006 was KRW 2,725 million (US$2,930 thousand) compared with KRW -2,211 million (US$ -2,377 thousand) in 2005, representing an improvement of KRW 4,936 (US$5,308 thousand) over the previous year.
As a result of the foregoing factors, the Company’s ordinary loss for 2006 was KRW 7,189 million (US$7,730 thousand).
Income Tax Expense and Net Loss
Income tax expenses for 2006 amounted to KRW 11,190 million (US$12,032 thousand) because the deferred income tax assets of KRW 13,877 million (US$14,922 thousand) were treated as income tax expenses. Deferred income tax assets consist of withholding taxes related to overseas royalty payments. It is possible that these income tax expenses could be treated as income tax benefits if any taxable income becomes realizable in the future. Therefore, the Company considered curtailing its tax expenses since the value of these deferred income tax assets could be utilized when new products, such as Ragnarok Online 2TM, are successfully introduced to the market. However, the Company instead decided to recognize its deferred income tax assets as expenses since it is difficult to estimate the future profit and loss to be derived from the Company’s new games.
As a result of expensing its deferred income tax assets, Gravity recorded a net loss of KRW 18,378 million (US$19,761 thousand) for 2006.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 930.00 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York.